UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Abolition of the Shareholder Special Benefit Plan

Tokyo, May 15, 2017 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that it has decided to abolish the shareholder special benefit plan as stated below.

1.	Reasons for Abolition of the Shareholder Special Benefit Plan

MUFG has offered the shareholder special benefit plan with the aim of showing its appreciation to shareholders for their support and increasing the number of shareholders. MUFG has presented a complimentary gift (towel, etc.) to shareholders who are listed as holding 100 shares or more in the shareholder registry as of September 30 of each year and a discount coupon for the purchase of group companies’ products and services to those listed as holding 500 shares or more.

As a result of careful consideration of fairness in returning earnings to shareholders, MUFG has decided to abolish the shareholder special benefit plan based on a judgment that it is appropriate to follow its basic policy to aim for a stable and continuous increase in dividends per share through growth in profits.

MUFG will continue to recognize the return of earnings to shareholders as one of the most important management priorities and strive to enhance its corporate value.

2.	Timing of Abolition of the Shareholder Special Benefit Plan

MUFG will abolish the shareholder special benefit plan with providing it to shareholders who were listed as holding 100 shares or more in the shareholder registry as of September 30, 2016. Coupons distributed to applicable shareholders will be available until December 29, 2017.

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Inquiries from media
Mitsubishi UFJ Financial Group Corporate Communications Division Media Relations Office Tel: 81-3-3240-7651

Inquiries from shareholders
MUFG Shareholder Club Hotline Tel: 0120-337-525

(Hours: 9:00 am to 5:00 pm excluding Saturdays, Sundays, and holidays)